SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

New Asia Energy, Inc.

Common Stock, Par Value $0.001
(Title of Class of Securities)

(CUSIP Number)
64201V104

Jose A Capote
Secretary and CTO
100 Spectrum Center Drive
Suite 912
Irvine, CA 92618
(949) 812-4836
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

(Date of Event which Requires Filing of This Statement)

January 8, 2016

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 64201V104	Schedule 13D	Page 2 of 5 Pages

1	NAME OF REPORTING PERSONS
Wang ShuQin
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ]
(b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS*
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) OR 2(e) [_]

6	CITIZENSHIP OR PLACE OF ORGANIZATION
People's Republic of China

	7	SOLE VOTING POWER
NUMBER		27,297,224
OF SHARES	8	SHARED VOTING POWER 0
BENEFICIALLY
OWNED BY	9	SOLE DISPOSITIVE POWER
EACH REPORTING		27,297,224
PERSON WITH	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
27,297,224

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.35%

14	TYPE OF REPORTING PERSON*
IN

CUSIP No. 64201V104	Schedule 13D	Page 3 of 5 Pages

Item 1. Security and Issuer.

New Asia Energy, Inc.
3 Ubi Avenue 3 #07-58 Vertex Building Tower A Singapore 408868
 Common Stock

Item 2. Identity and Background.

(a)	Wang ShuQin

(b)	No 19, 17 Group, Huichangbian Village, Xiting Town, Tongzhou City, Jiangsu Province, Peoples Republic of China

(c)
Ms. Wang ShuQin is self-employed.
Her company name is Million Leader HK Limited, a Company registered under the laws of Hong Kong and involved in General Trading and Import/Export. Other than Ms. Wang's direct ownership through her Company of NAEI shares, her company has no direct, indirect, managerial or consulting dealings whatsoever with NAEI.

(d)	No

(e)	No

(f)	People's Republic of China

Item 3. Source and Amount of Funds or Other Consideration.

PF, $ 28,659.

Ms. Wang acquired these shares in a Regulatory S Private Placement Transaction completed on December 31st, 2015 as reported in the 8K, dated January 5th, 2016.

Item 4. Purpose of Transaction.

(a)	None
(b)	None
(c)	None
(d)	None
(e)	None
(f)	None
(g)	None
(h)	None
(i)	None
(j)	None

CUSIP No 64201V104	Schedule 13D	Page 4 of 5 Pages

Item 5. Interest in Securities of the Issuer.

(a) 27,297,224 shares, or approximately 8.35%

(b) Sole voting power to 27,297,224 shares, Ms Wang is the sole and controlling shareholder of Million Leader HK Limited, the title holder of the shares.

(c) Million Leader HK Limited acquired 27,297,224 in a Private Placement Transaction that was completed on December, 31, 2015.

(d) Ms Wang is the sole and controlling shareholder of Million Leader HK Limited, the title holder of the shares..

(e) Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The responses set forth in Item 4 hereof are incorporated by reference in their entirety.

Item 7. Material to be Filed as Exhibits.

None.

CUSIP No 64201V104	Schedule 13D	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 28, 2016	/s/ Wang Shu Qin
Name:	Wang Shu Qin
Title:	Investor

Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).